EXHIBIT 5.1

(Snell & Wilmer L.L.P. Letterhead)

May _ 2004

MultiCell Technologies, Inc.
55 Access Road, Suite 700
Warrick, Rhode Island 02886
Re:	Registration Statement on Form S-3 MultiCell Technologies, Inc., Common Stock, par value $.01 per share

Ladies and Gentlemen:

We are counsel for MultiCell Technologies, Inc., (formerly known as Exten Industries, Inc.,), a Delaware corporation (the "Company"), in connection with the preparation of the Registration Statement on Form S-3 (the "Registration Statement") as to which this opinion is a part, filed with the Securities and Exchange Commission (the "Commission") on May _, 2004 for the resale of up to 25,840,135 shares of common stock, $.01 par value, of the Company by selling stockholders (the "Shares").

In connection with rendering our opinion as set forth below, we have reviewed and examined originals or copies of such corporate records and other documents and have satisfied ourselves as to such other matters as we have deemed necessary to enable us to express our opinion hereinafter set forth.

Based upon the foregoing, it is our opinion that:

The issued Shares covered by the Registration Statement have been validly issued and are fully paid and nonassessable. The Shares to be issued upon the conversion and exercise of certain loans and warrants, respectively, as covered by the Registration Statement, when issued in accordance with the terms and conditions set forth in the Registration Statement, will be duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the prospectus included in the Registration Statement.

Very truly yours,

/S/ SNELL & WILMER L.L.P.

    SNELL & WILMER L.L.P.